

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Liu Xiaohua
Chief Executive Officer
Star Fashion Culture Holdings Limited
12F, No. 611, Sishui Road
Huli District, Xiamen
People's Republic of China

> **Re: Star Fashion Culture Holdings Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted March 21, 2024**
> **CIK No. 0002003061**

Dear Liu Xiaohua:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted March 21, 2024

Cover Page

1. We note your response to prior comment 1, particularly your statement that "restriction and limitations by the PRC government to transfer cash does not apply to Hong Kong entities." Revise to provide this disclosure on the cover page, and further acknowledge that such restrictions and limitations by the PRC government could become applicable to Hong Kong and Hong Kong entities in the future, which may result in cash in the business in Hong Kong or a Hong Kong entity being unavailable to fund operations or for other use outside of Hong Kong. Make conforming revisions where this disclosure appears on pages 5 and 39.

Liu Xiaohua
Star Fashion Culture Holdings Limited
March 28, 2024
Page 2

       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Jeffrey Yeung